Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Near Intelligence, Inc. (formerly KludeIn I Acquisition Corp.) on Form S-8 of our report dated March 17, 2023, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of KludeIn I Acquisition Corp. as of and for the years ended December 31, 2022 and 2021 appearing in the Annual Report on Form 10-K of KludeIn I Acquisition Corp. for the year ended December 31, 2022. We were dismissed as auditors on March 23, 2023 and, accordingly, we have not performed any audit or review procedures with respect to any financial statements incorporated by reference in such Prospectus for the periods after the date of our dismissal.

/s/ Marcum llp

Marcum llp

Hartford, CT

June 6, 2023